SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of August, 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                RYANAIR CELEBRATES 90 MILLION PASSENGER LANDMARK
                    MASSIVE SEAT SALE 900,000 SEATS AT 90p!

Ryanair, Europe's No. 1 low fares airline today (Thursday, 19th August 2004) celebrated reaching the 90 million passenger mark this month by announcing a HUGE Seat Sale of 900,000 seats at 90p (excluding taxes).

Since 1985, thanks to Ryanair's low fares, 90 million ordinary Europeans have traveled at affordable prices across its 161 destinations in 17 countries - this amounts to a saving of EUR9 billion on the high fares charged by other airlines.

Speaking of the milestone, Ryanair's Chief Executive, Michael O'Leary said:

        "We are delighted to have hit such a significant milestone. From humble beginnings in 1985, Ryanair has revolutionised the European airline industry and through the winning combination of our low fares, fantastic range of destinations, and unbeatable customer service and punctuality, has grown to become Europe's No. 1 low fares airline.

        "We will continue to offer Europeans a low fares alternative from the high fares of other airlines and we are marking this occasion with a fantastic seat sale. These seats are available for 5 days only and as with all Ryanair seat sales demand will be huge so we are urging passengers to book early at www.ryanair.com!"

900,000 SEATS AT 90p OFFER DETAILS*
Booking Period:       Thurs 19th August to Midnight Mon 23rd August
Travel Period:        Thurs 2nd September to Thurs 10th February
Advance Purchase:     14 days
Blackout Period:      21st - 31st Oct 04 & 18th Dec 04 - 5th Jan 05
Subject to availability.

Ends.                          Thursday 19th August 2004

For Further information:

Paul Fitzsimmons - Ryanair     Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228         Tel: 00 353 1 4980 300





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  19 August 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director